Filed by Constellation Energy Group, Inc.

(Commission File No. 1-12869)

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Constellation Energy Group, Inc.

(Commission File No. 1-12869)

The following is a text copy of the merger-related website maintained jointly by Exelon Corporation and Constellation Energy located at: www.exelonconstellationmerger.com.

Exelon Corporation & Constellation Energy Group

Website Copy for ExelonConstellationMerger.com

04/28/2011

© Exelon Corporation, 2011

© Constellation Energy Group, 2011

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0.0 Homepage

Exelon Corporation and Constellation Energy

The boards of directors of Exelon Corporation (NYSE: EXC) and Constellation Energy (NYSE: CEG) have agreed to combine the two companies in a stock-for-stock transaction. The merger creates the number one competitive energy provider with one of the industry’s cleanest and lowest-cost power generation fleets and one of the largest commercial, industrial and residential customer bases in the United States.

Read the merger press release>>

Live Analyst Conference Call and Webcast Information | Thursday, April 28, 10:00 a.m. ET >>

Strategic Fit

The combined company will bring together complementary businesses and will have enhanced scale and financial strength to support profitable growth as the nation’s number one competitive energy provider.

Key Benefits

The merger creates a platform for growth and delivers benefits for shareholders, customers and Maryland.

1.0 Strategic Fit

Strategic Fit

The merger of Exelon and Constellation creates the number one competitive energy provider, one of the industry’s cleanest and lowest-cost power generation fleets and one of the largest commercial, industrial and residential customer bases in the United States. Both Exelon and Constellation have demonstrated their commitment to sustainability and competitive markets, helping drive innovation, efficiency, customer choice and better rates. Together, we will be an even stronger advocate for achieving these ideals.

Learn more about the leadership and structure of the new company >>

Scale and Financial Strength

The combined entity will benefit from increased scale and financial strength, bringing more clean energy supply to more customers. We will be better positioned to drive expansion of competitive energy markets while at the same time optimizing investment needs in a capital intensive industry. Our increased scale will let us make the most of a changing regulatory environment that favors clean generation sources while at the same time help us manage risk in power price movements and position us for market recovery.

Complementary Businesses Creating a Platform for Growth

The combination will integrate two complementary upstream and downstream businesses, giving us the potential to optimize value throughout the company. Matching Exelon’s leading, environmentally-advantaged power generation fleet with Constellation’s industry leading customer-facing business provides the opportunity for greater efficiencies in both.

A Broad Geographic Footprint

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The combined company will be one of the largest competitive suppliers of electricity, gas, and other products and services to commercial, industrial and residential customers, and will have operations and business activities in 38 states, the District of Columbia, plus the Canadian provinces of Alberta and Ontario.

Enhanced Utility Platform

The new company will also be the second largest regulated distributor of electricity and gas, with 6.6 million customers in Maryland, Illinois and Pennsylvania. The three utilities within the new Exelon – BGE, ComEd and PECO – will remain headquartered in Baltimore, Chicago and Philadelphia, respectively, and will be focused on safety, customer service, reliability and consistent infrastructure investment within their jurisdictions. However, the merger is expected to benefit customers as all three utilities work together to share best practices to continually improve performance.

Clean Power and Competitive Prices for Millions of Customers

The new company will bring clean power and competitive prices to millions of customers. It will be:

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The number one competitive energy products and services supplier by load (about 165 terawatt-hours) and customers (about 35,000 commercial and industrial and millions of households through retail and wholesale sales) across 38 states, the District of Columbia, and the Canadian provinces of Alberta and Ontario;

•	The number two residential electricity and gas distribution company, serving 6.6 million customers in Maryland, Illinois and Pennsylvania;

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The number one competitive power generator (more than 34 gigawatts of power generation and 226 terawatt-hours of expected output), including the nation’s largest nuclear fleet (nearly 19,000 megawatts); and

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One of the nation’s cleanest power generation fleets (about 55 percent nuclear, 24 percent natural gas and 8 percent renewable/hydro) and a leadership position in commercial solar energy development, energy efficiency and demand response services.

1.1 Leadership and Structure

Leadership and Structure

John W. Rowe, Exelon’s current chairman and CEO, will be retiring upon the closing of the transaction. Mayo A. Shattuck III, currently chairman, president, and CEO of Constellation, will serve as executive chairman. Christopher M. Crane, currently president and COO of Exelon, will serve as president and CEO of the combined company.

Both Crane and Shattuck will serve on the 16-member board of directors of the combined company, 12 members of which will be designated from Exelon’s board of directors and four from Constellation’s. However, the board may be set initially at 18 directors to accommodate two Exelon directors who will retire during 2012.

[Photo]	[Photo]	[Photo]
John W. Rowe	Mayo A. Shattuck III	Christopher M. Crane

Structure

Following the merger, the resulting company will retain the Exelon name and be headquartered in Chicago. In addition to the corporate headquarters, Illinois will continue to be home to ComEd and Exelon Business Services Company (both in Chicago), as well as the Midwest regional headquarters for Exelon Nuclear (in Warrenville).

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Pennsylvania will continue to be home to headquarters for PECO (in Philadelphia) and Exelon Power (in Kennett Square). Exelon Nuclear’s headquarters will also be located at Kennett Square.

Exelon’s and Constellation’s commercial retail and wholesale businesses will be consolidated under the Constellation brand and be headquartered in Baltimore. BGE will retain its Baltimore headquarters.

BGE, ComEd and PECO will remain headquartered in Baltimore, Chicago and Philadelphia, respectively, and will be focused on safety, customer service, reliability and consistent infrastructure investment within their jurisdictions. However, the merger is expected to benefit customers as all three utilities work together to share best practices to continually improve performance.

1.1.1 John W. Rowe

John W. Rowe

John W. Rowe is the chairman and chief executive officer of Chicago-based Exelon Corporation, one of the nation’s largest electric utilities. Its retail affiliates serve 5.4 million customers in Illinois and Pennsylvania, and its generation affiliate operates the largest fleet of nuclear power plants in the nation.

Industry leadership

Rowe is the senior chief executive in the utility industry, having served in such positions since 1984. Rowe has led Exelon since its formation in 2000 through the merger of PECO Energy and the parent of Commonwealth Edison. Rowe previously held chief executive officer positions at the New England Electric System and Central Maine Power Company, served as general counsel of Consolidated Rail Corporation, and was a partner in the law firm of Isham, Lincoln & Beale. Rowe is the past chairman of the Nuclear Energy Institute and the Edison Electric Institute. He was co-chairman of the National Commission on Energy Policy, an industry and environmental organization dealing with climate change, and serves on the Secretary of Energy’s Blue Ribbon Commission on America’s Nuclear Future, a panel to provide recommendations on managing used nuclear fuel and waste. He is the lead independent director of the Northern Trust Company and a member of the boards of directors of Sunoco and UChicago Argonne LLC. In both 2008 and 2009, Institutional Investor named Rowe the best electric utility CEO in America.

Civic and Charitable Commitment

Rowe is committed to a wide variety of civic and charitable activities, with a focus on education and diversity. He serves as chairman of the Illinois Institute of Technology and president of the Wisconsin Alumni Research Foundation. He is the former chairman of the Commercial Club of Chicago and the Chicago History Museum. He is a member of the boards of the Field Museum, the Illinois Holocaust Museum, and the Morgridge Institute for Research. Rowe and his wife, Jeanne, established the Rowe Family Charitable Trust. The Rowes and the Family Trust have founded the Rowe Professorship of Architecture and the Rowe Chair in Sustainable Energy at IIT, the Rowe Professorship in Byzantine History and the Rowe Professorship in Greek History at the University of Wisconsin, the Rowe Professorship in Virology at the Morgridge Institute and the Wisconsin Alumni Research Foundation, and the Curator of Evolutionary Biology at the Field Museum. The Trust co-founded the Rowe-Clark Math and Science Academy and the Rowe Elementary School. The Rowes serve as patrons of the Pope John Paul II parochial school on Chicago’s southwest side. Rowe is chairman of New Schools for Chicago, a nonprofit organization formed to fund charter schools in the City of Chicago, and serves on the board of the Northwestern Settlement House.

Awards and Recognition

Rowe has been widely recognized for his civic and professional leadership. Recent awards include:

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•	The Misericordia Heart of Mercy Award (2010)

•	The Edison Electric Institute Distinguished Leadership Award (2009)

•	Election as a Fellow of the American Academy of Arts & Sciences (2009)

•	The Chicago Council on Global Affairs Global Leadership Award (2009)

•	The Chicagoland Chamber of Commerce’s Daniel H. Burnham Award for Business and Civic Leadership (2008)

•	Induction into the Junior Achievement’s Chicago Business Hall of Fame (2008)

•	Illinois Holocaust Museum’s Humanitarian Award (2008)

•	Civic Federation of Chicago’s Lyman Gage Award for Outstanding Civic Leadership (2008)

•	The National Latino Education Institute Corporate Leadership Award (2008)

•	University of Arizona’s Executive of the Year Award (2007)

•	The Union League of Philadelphia’s Founder’s Award for Business Leadership (2005)

•	The American Jewish Committee’s Civic Leadership Award (2004)

•	El Valor’s Corporate Visionary Award (2003)

•	The City Club of Chicago’s Citizen of the Year Award (2002)

•	The Anti-Defamation League’s World of Difference Award (2000)

Education and Family

Rowe holds undergraduate and law degrees from the University of Wisconsin, where he was elected to Phi Beta Kappa and the Order of the Coif. He has also received that university’s Distinguished Alumni Award. Rowe holds honorary doctorates from the University of Wisconsin, DePaul University, Illinois Institute of Technology, Drexel University, University of Massachusetts-Dartmouth, Bryant College and Thomas College.

Rowe and his wife, Jeanne, reside in Chicago, as does their son, William.

1.1.2 Mayo A. Shattuck III

Mayo A. Shattuck III

Mayo A. Shattuck III was appointed President and Chief Executive Officer of Constellation Energy effective Nov. 1, 2001, and was elected Chairman of the Board in July 2002. Constellation Energy is a leading competitive supplier of power, natural gas and energy products and services for homes and businesses across the continental United States. It owns a diversified fleet of generating units, totaling approximately 12,000 megawatts of generating capacity, and is a leading advocate for clean, environmentally sustainable energy sources, such as solar power and nuclear energy. The company delivers electricity and natural gas through the Baltimore Gas and Electric Company (BGE), its regulated utility in Central Maryland. A FORTUNE 500 company headquartered in Baltimore, Constellation Energy had revenues of $14.3 billion in 2010. Prior to joining Constellation Energy, he was with Deutsche Bank, where he served as Chairman of the Board of Deutsche Banc Alex. Brown and, during his tenure, served as Global Head of Investment Banking and Global Head of Private Banking.

From 1997 to 1999, he served as Vice Chairman of Bankers Trust Corporation, which merged with Deutsche Bank in June 1999. From 1991 until 1997, Mr. Shattuck was President and Chief Operating Officer and a Director of Alex. Brown Inc., which merged with Bankers Trust in September 1997.

He was born in 1954 in Massachusetts and received his bachelor of arts degree from Williams College and his master’s degree in business administration from Stanford University, where he graduated as

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an Arjay Miller Scholar. Mr. Shattuck has received an honorary Doctor of Public Service degree from the University of Maryland, Baltimore County.

Mayo Shattuck currently serves as a Director of Gap Inc. and is Chairman of its Audit and Finance Committee and is a Director of Capital One Financial Corporation, where he serves as Chairman of its Compensation Committee. Mr. Shattuck is a member of the board of Edison Electric Institute (EEI) and in March 2011 was re-elected Chairman of the Board of the Institute of Nuclear Power Operations (INPO). Mr. Shattuck is a member of the Board of Trustees of Johns Hopkins Medicine and is Chairman of the Board of Visitors of the University of Maryland, Baltimore County.

He is married to Molly George Shattuck and has five children, Mayo IV, Katie, Spencer, Wyatt and Lillian.

1.1.3 Christopher M. Crane

Christopher M. Crane

Christopher M. Crane is president and chief operating officer of Exelon Corporation and president of Exelon Generation. Exelon is a utility holding company with the largest market capitalization in the electric utility industry. Exelon Generation constitutes one of the industry’s largest portfolios of electric generating capacity, with a multi-regional reach. It operates the nation’s largest fleet of nuclear power plants, and through its generation and trading organizations, controls more than 31,000 megawatts of electric supply. Exelon’s retail affiliates serve 5.4 million customers in Illinois and Pennsylvania.

Professional History

Crane is one of the leading executives in the power industry. Exelon Generation has substantial coal, hydro-electric, natural gas, oil, solar, wind and landfill gas generating capacity, but its foundation and competitive advantage is the nation’s largest and consistently best performing nuclear generation fleet.

Crane has worked in the nuclear industry in progressively more responsible positions for 30 years. He joined Exelon (then ComEd) in 1998, and was named Chief Nuclear Officer in 2004. He was a key player in the dramatic turnaround of ComEd nuclear performance, and the development of Exelon’s proprietary Nuclear Management Model, a codification of industry-leading operational, safety, management, regulatory, workforce and financial practices. The Management Model is the key to Exelon Nuclear’s sustained excellence in production, cost and overall effectiveness.

Crane assumed responsibility for Exelon’s fossil, hydro and renewables facilities, in addition to the nuclear fleet, in 2007. He has directed a broad range of generation and business development initiatives, including new nuclear development, nuclear operating services, development of the nation’s largest urban solar project, innovative decommissioning strategies, and asset optimization. He was instrumental in establishing corporate citizenship and public outreach as a plant priority.

Prior to joining Exelon, Crane served as Browns Ferry Nuclear site vice president for the Tennessee Valley Authority, and worked in new plant start-up at the Comanche Peak Nuclear Plant in Texas and Palo Verde Nuclear Plant in Arizona.

Civic Involvement

Crane is an acknowledged leader in both the U.S. and international nuclear industry. He is a member of the board of directors of the Institute of Nuclear Power Operations, the industry organization promoting the highest levels of safety and reliability in nuclear plant operation. He is a member of the executive committee of the Nuclear Energy Institute, the nation’s nuclear industry trade association, where he has also served as chairman of the New Plant Oversight Committee, and as a member of the

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Nuclear Strategic Issues Advisory Committee, the Nuclear Fuel Supply Committee, and the Materials Initiative Group. He is vice chairman of the World Nuclear Association, promoting the peaceful worldwide use of nuclear energy. He is on the board of the Foundation for Nuclear Studies.

Education

Crane studied at New Hampshire Technical College, and attended Harvard Business School’s Advanced Management Program. He has held a senior reactor operator certification.

2.0 Key Benefits

Key Benefits

The agreement brings together Exelon’s large, environmentally-advantaged generation fleet and Constellation’s industry leading customer-facing businesses, creating a platform for growth that delivers benefits for:

•	Shareholders

Accretive to earnings by more than 5 percent in 2013; break-even in 2012

•	Customers

Bringing best practices and more clean energy supply to more customers

•	Maryland, the City of Baltimore and BGE Customers

More than $250 million in direct investment in Maryland

2.1 Shareholders

Shareholders

This transaction offers clear financial upside for both sets of shareholders. It is anticipated to be break-even to Exelon’s adjusted earnings in 2012; in 2013, it is expected to be accretive to earnings by more than 5 percent.

The market capitalization of the combined company will be $34 billion with an enterprise value of $52 billion. Under the merger agreement, Constellation’s shareholders will receive 0.930 shares of Exelon common stock in exchange for each share of Constellation common stock. Based on Exelon’s closing share price on April 27, 2011, Constellation shareholders would receive a value of $38.59 per share, or $7.9 billion in total equity value.

The exchange ratio represents an 18.1 percent premium to the 30-day average closing stock prices of Exelon and Constellation as of April 27, 2011.

Following completion of the merger, Exelon shareholders will own approximately 78 percent of the combined company and Constellation shareholders approximately 22 percent on a fully diluted basis.

Based on Exelon’s current annual cash dividend rate of $2.10 per common share, Constellation shareholders would receive an approximate 103 percent dividend increase, or $0.99 per Constellation share over the current Constellation annual dividend.

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2.2 Customers

Customers

The scale and strength of the new company will benefit commercial retail and wholesale customers. Utility customers will benefit from shared best practices across a broad utility portfolio.

Commercial Retail & Wholesale Customers

Constellation’s industrial and commercial customers are expected to benefit from the combined organization’s ability to offer longer-term contracts, more competitive prices and expanded retail offerings as the cost efficiencies of our scale are fully realized. Exelon has an abundant clean energy supply, something other retailers in the energy industry can’t match.

Increased scale and financial strength will help bring more clean energy supply to more customers. The combined company will be in a position to expand its competitive energy business supported by a low cost base, operational efficiencies and investment in innovation, including expansion of renewable and green product options and services.

Utility Customers

BGE, ComEd and PECO will remain headquartered in Baltimore, Chicago and Philadelphia, respectively, and will be focused on safety, customer service, reliability and consistent infrastructure investment within their jurisdictions. However, the merger is expected to benefit customers as all three utilities work together to share best practices to continually improve performance.

2.3 Maryland, Baltimore and BGE Customers

Maryland, Baltimore and BGE Customers

The transaction will benefit the State of Maryland, the City of Baltimore and BGE gas and electric customers specifically. The public interest is strongly served and the State of Maryland will be advantaged by the companies’ intention and commitment to proceed with the plan described below.

The growth engine of the combined corporation will be headquartered in Baltimore. Exelon’s Power Team will be combined with Constellation’s wholesale and retail business under the Constellation brand.

Both companies’ renewable energy businesses will also be headquartered in Baltimore, and build on their growing success with utility scale renewable energy generation, solar and other renewable generation on-site at customer facilities, and a vibrant business providing customers with renewable energy credits, Green-e certificates, and other green electricity products.

To house the expanded Baltimore commercial and renewable energy headquarters, the new company intends to build or substantially renovate a state-of-the-art LEED office center in Baltimore. Additionally:

•	$4 million will be provided to support the objectives of the EmPower Maryland Energy Efficiency Act;

•	$10 million will be provided to help spur development of electric vehicle infrastructure in Maryland; and

•	More than $50 million will be invested to develop 25 megawatts of renewable energy in Maryland.

BGE customers will receive the following direct benefits:

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•	A $100 credit will be given to each BGE residential customer within 90 days after closing;

•	$5 million will be provided for the State of Maryland’s Electric Universal Service Program (EUSP);

•	BGE’s electric and gas operations will continue to be managed from the BGE headquarters in Baltimore;

•	BGE jobs will not be affected by the merger for at least two years after the transaction closes; and

•	BGE customers will benefit from the sharing of best practices with Exelon’s utilities PECO and ComEd in the areas of safety, reliability, efficiency and customer service.

In addition, the companies have agreed that charitable giving of about $10 million annually by the Baltimore-based businesses would be maintained for at least 10 years following the merger.

The total value of direct investment in Maryland will be more than $250 million.

3.0 Newsroom

Newsroom

Downloadable resources about the merger of Exelon and Constellation:

Press Release

April 28, 2011

Exelon and Constellation Energy to Merge

Photographs Available for Download and Use

Key Documents

•	Merger Press Release

•	FAQ

•	Merger Fact Sheet

•	Investor Presentation

•	Transcript of Analyst Call

3.1 Analyst Conference Call and Webcast

Analyst Conference Call and Webcast

Rowe, Shattuck and Crane will discuss the merger on a one-hour conference call with the financial community on April 28, 2011, at 10 a.m. Eastern time. The call-in number in the U.S. and Canada is 800-690-3108, and the international call-in number is 973-935-8753. If requested, the conference ID number is 63300488. Media representatives are invited to participate on a listen-only basis. The call will be webcast and archived on Exelon’s and Constellation’s websites: www.exeloncorp.com and www.constellation.com (select the Investors page of either site).

Telephone replays will be available until May 12. The U.S. and Canada number for replays is 800-642-1687, and the international number is 706-645-9291. The conference ID number is 63300488.

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4.0 Contact

Contact

Please contact Exelon and Constellation directly with any inquiries.

Exelon Corporation

Media: 312-394-7417

Investors: 312-394-2345

Constellation Energy

Media: 410-470-7433

Investors: 800-258-0499

4.1 Thank You [Response to Updates Sign-Up]

Thank You

You are now signed up to receive email updates about the merger of Exelon and Constellation. We appreciate your interest and look forward to sharing information with you as it becomes available.

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5.0 Services Map

Complementary Business Models and Service Territories

The combined company will be one of the largest competitive suppliers of electricity, gas, and other products and services to commercial, industrial and residential customers, and will have operations and business activities in 38 states, the District of Columbia, plus the Canadian provinces of Alberta and Ontario.

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Regulated Utilities Service Territories

The company will be the second largest regulated distributor of electricity and gas, with 6.6 million customers in Maryland, Illinois and Pennsylvania.

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6.0 Legend

Cautionary Statements Regarding Forward-Looking Information

Except for the historical information contained herein, certain of the matters discussed in this communication constitute “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. Words such as “may,” “will,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “forecast,” and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding benefits of the proposed merger, integration plans and expected synergies, the expected timing of completion of the transaction, anticipated future financial and operating performance and results, including estimates for growth. These statements are based on the current expectations of management of Exelon Corporation (Exelon) and Constellation Energy Group, Inc. (Constellation), as applicable. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. For example, (1) the companies may be unable to obtain shareholder approvals required for the merger; (2) the companies may be unable to obtain regulatory approvals required for the merger, or required regulatory approvals may delay the merger or result in the imposition of conditions that could have a material adverse effect on the combined company or cause the companies to abandon the merger; (3) conditions to the closing of the merger may not be satisfied; (4) an unsolicited offer of another company to acquire assets or capital stock of Exelon or Constellation could interfere with the merger; (5) problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected; (6) the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies; (7) the merger may involve unexpected costs, unexpected liabilities or unexpected delays, or the effects of purchase accounting may be different from the companies’ expectations; (8) the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; (9) the businesses of the companies may suffer as a result of uncertainty surrounding the merger; (10) the companies may not realize the values expected to be obtained for properties expected or required to be divested; (11) the industry may be subject to future regulatory or legislative actions that could adversely affect the companies; and (12) the companies may be adversely affected by other economic, business, and/or competitive factors. Other unknown or unpredictable factors could also have material adverse effects on future results, performance or achievements of the combined company. Discussions of some of these other important factors and assumptions are contained in Exelon’s and Constellation’s respective filings with the Securities and Exchange Commission (SEC), and available at the SEC’s website at www.sec.gov, including: (1) Exelon’s 2010 Annual Report on Form 10-K in (a) ITEM 1A. Risk Factors, (b) ITEM 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) ITEM 8. Financial Statements and Supplementary Data: Note 18; (2) Exelon’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2011 in (a) Part II, Other Information, ITEM 1A. Risk Factors, (b) Part 1, Financial Information, ITEM 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) Part I, Financial Information, ITEM 1. Financial Statements: Note 12; and (3) Constellation’s 2010 Annual Report on Form 10-K in (a) ITEM 1A. Risk Factors, (b) ITEM 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) ITEM 8. Financial Statements and Supplementary Data: Note 12. These risks, as well as other risks associated with the proposed merger, will be more fully discussed in the joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 that Exelon will file with the SEC in connection with the proposed merger. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this communication may not occur. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication. Neither Exelon nor Constellation undertake any obligation to publicly release any revision to its forward-looking statements to reflect events or circumstances after the date of this communication.

Additional Information and Where to Find it

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Exelon intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement/prospectus and other relevant documents to be mailed by Exelon and Constellation to their respective security holders in connection with the proposed merger of Exelon and Constellation. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION about Exelon, Constellation and the proposed merger. Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. In addition, a copy of the joint proxy statement/prospectus (when it becomes available) may be obtained free of charge from Exelon Corporation, Investor Relations, 10 South Dearborn Street, P.O. Box 805398, Chicago, Illinois 60680-5398, or from Constellation Energy Group, Inc., Investor Relations, 100 Constellation Way, Baltimore, MD 21202. Investors and security holders may also read and copy any reports, statements and other information filed by Exelon, or Constellation, with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room.

Participants in the Merger Solicitation

Exelon, Constellation, and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Exelon’s directors and executive officers is available in its proxy statement filed with the SEC by Exelon on March 24, 2011 in connection with its 2011 annual meeting of shareholders, and information regarding Constellation’s directors and executive officers is available in its proxy statement filed with the SEC by Constellation on April 15, 2011 in connection with its 2011 annual meeting of shareholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

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